Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 18, 2022

The Secretary

National Stock Exchange of India Ltd.

BSE Ltd.

New York Stock Exchange Inc.

NSE IFSC Ltd.

Dear Sir/Madam,

Sub: Grant of Stock Options

This is to inform you that the Nomination, Governance & Compensation Committee of the Board of Directors of the Company at its meeting held on January 17, 2022, has granted the following stock options to employees of the Company:

Sr. No.	Type of Option	Number of Options granted	Value	Exercise Price (Rs.)	ESOP Scheme
1	Indian stock options	5,330*	Par value	5	Dr. Reddy's Employees Stock Option Scheme, 2002
(*)	50% vesting at the end of third year and 50% vesting at the end of fifth year from the grant date.

This is for your information and records.

With regards,

For Dr. Reddy’s Laboratories Limited

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer